MEDALLION FINANCIAL CORP.

437 Madison Avenue, 38th Floor

New York, New York 10022

April 24, 2012

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Medallion Financial Corp.

Pre-Effective Amendment No. 1 to the

Registration Statement on Form N-2

File Nos.: 333-178644 and 814-00188

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, Medallion Financial Corp. (the “Company”) hereby respectfully requests acceleration of the effective date of Pre-Effective Amendment No. 1 to its Registration Statement on Form N-2 so that it will become effective on April 24, 2012 or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to James Silk of Willkie Farr & Gallagher LLP at

(202) 303-1275 and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that, if the Securities and Exchange Commission (the “Commission”) or its staff, acting pursuant to delegated authority, declares the filing effective, such action:

(i)	does not foreclose the Commission from taking any action with respect to the filing;
(ii)	does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
(iii)	may not be asserted by the Company as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The cooperation of the staff in meeting the timetable described above is very much appreciated.

Very Truly Yours,

Medallion Financial Corp.

By:	/s/ Jeffrey Yin
Jeffrey Yin Chief Compliance Officer and General Counsel